Rule 12g3-2(b) File Number: 82-5237

03 MAR -4 AM 7:21

浙江滬杭甬高速公路股份有限公司

ZHEJIANG EXPRESSWAY CO., LTD.

82-34629

February 20th, 2002

Securities and Exchange Commis
Office of International Corporate
Mail Stop 3-2
450 Fifth Street, N.W.
Washington D.C., 20549

03007122

SUPPL

Re: **Rule 12g3-2(b) Exemption – File Number 82-5237**
Zhejiang Expressway Co., Ltd. (the "Company")

Dear Sir or Madam:

We are exempt from Section 12(g) of the Securities Exchange Act of 1934 pursuant to Rule 12g3-2(b) there under. Our file number is 82-5237.

According to Rule 12g3-2(b), we are required to furnish to you information made public, filed with the Hong Kong Stock Exchange, the London Stock Exchange and the Berlin Stock Exchange or sent to security holders promptly after such information becomes available. Accordingly, we enclose herewith a copy of a letter faxed to the Stock Exchange of Hong Kong Limited on February 20th, 2002 regarding a meeting of the board of directors of the Company to be held on March 4th, 2003.

Thank you for your attention.

Sincerely yours,

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

Wenyao Jiang
Company Secretary
Zhejiang Expressway Co., Ltd.

19/F, Zhejiang World Trade Center
15 Shuguang Road
Hangzhou, Zhejiang Province
P. R. of China
Postal code: 310007

Tel: 86-571-8798 7700
Fax: 86-571-8795 0329

dlw 3/6

Fax transmission

HERBERT SMITH

To Terence Tam	Fax number 2868 5028
Company The Stock Exchange of Hong Kong Limited	Your reference
CC Gabriel Yu/Tony Zheng	Fax number 002 86 571 87950329
Company Zhejiang Expressway Co., Ltd.	Your reference
CC Horace Tsui/Michael Ngai	Fax number 2530 9492
Company Cazenove Asia Limited	Your reference
From Anna Wong	Our reference 2329/5022/30824206
E-mail anna.wong@herbertsmith.com	Direct line +852 2101 4144

23rd Floor Gloucester Tower
11 Pedder Street
Hong Kong
Telephone +852 2845 6639
Facsimile +852 2845 9099
DX 009028

Date 20th February 2003

Total pages including this sheet 1

Dear Terence,

Zhejiang Expressway Co., Ltd. (the "Company")

We act for the Company and hereby notify you, on behalf of the Company, pursuant to paragraph 12 of the Listing Agreement entered into between the Company and the Stock Exchange that the Company intends to convene a meeting of its board of directors on 4th March 2003 at which, amongst other things, the declaration, recommendation and payment of a dividend in respect of the year ended 31 December 2002 is expected to be decided, and at which the results announcement in respect of the year ended 31 December 2002 is to be approved for publication.

Yours sincerely,

Anna Wong